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16013089

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM X-17 a-5

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Jane Block (614) 213-6231
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 South High Street	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2015

Available for Public Inspection

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Mary Jane Block
Title: Operation and Financial Principal

Notary Public


LINDA L JOHNSON - NOTARY PUBLIC
STATE OF OHIO - EXPIRES 08-19-2018

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of J.P. Morgan Institutional Investments Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 23,938,830
Receivable from affiliates	1,470,083
Other receivables	22,256
Deferred tax assets	23,877
Prepaid expenses and other assets	1,473,572
Total assets	$ 26,928,618
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 93,316
Payable to affiliates	1,105,751
Accounts payable and accrued expenses	-
Income taxes payable, net	988,987
Total liabilities	$ 2,188,054
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	$ 100
Additional paid-in capital	92,716,365
Accumulated deficit	(67,975,901)
Total stockholder's equity	24,740,564
Total liabilities and stockholder's equity	$ 26,928,618

The accompanying notes are an integral part of the financial statements.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company sells mutual funds and other investment products and it holds licenses with regulatory agencies for representatives of affiliated entities (Note 3).

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

Cash Equivalents

Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivables

Receivables include accruals for distribution fees and other receivables. The carrying value represents fair value at December 31, 2015.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

3. Related Parties

At December 31, 2015, all cash was held at one financial institution which is a related party of the Company. Cash on deposit of $2,259,354 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $21,679,476 are invested in the 100% U.S. Treasury Securities Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives.

The Company is a party to written service agreements with certain affiliates, whereby the Company acts as placement agent for certain private investment funds. In conjunction with providing this service, the Company receives a percentage of the various fund management fees, as agreed upon in the individual, written service agreements. Because another affiliate bears the primary costs associated with fee income from placement agent services performed by registered representatives, ninety percent of the placement fees earned by the Company are then paid to that affiliate.

The Company is party to a mutual fund selling agreement with an affiliate, whereby the Company earns Rule 12b-1 fees for selling mutual funds. Payments received under the selling arrangement are subject to Rule 12b-1 guidelines and are computed based on the average daily net assets multiplied by the Rule 12b-1 fee disclosed in the respective funds' prospectuses.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee Stock-Based Awards

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2015

(in hundreds)

RSUs	
Granted	1
Forfeited	0

At December 31, 2015, the Company's employees held 3 hundred unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefit Plans
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees may receive postretirement medical and life insurance benefits that are provided through JPMorgan Chase's U.S. other postretirement employee benefit ("OPEB") plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution and OPEB expense for the Company is determined based upon employee participation in the plans and are recorded through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase defined benefit pension and OPEB plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. pension and OPEB plans exceeded their projected benefit obligation at December 31, 2015.

5. Income Taxes

Deferred income tax benefit results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2015, the Company had $23,877 of net deferred tax assets. The significant components of the deferred tax asset, as of the balance sheet date, relate primarily to the deferral of the deduction for certain state taxes and incentive compensation. As of December 31, 2015, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2015, the Company had a net current income tax payable to JPMorgan Chase of $988,987 included in the Statement of Financial Condition.

At December 31, 2015, the Company had no unrecognized tax benefits.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many states throughout the U.S. The following table summarizes the status of

significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2015.

	Periods under examination	Status at December 31, 2015
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination completed, JPMorgan Chase filed amended retums and intends to appeal
JPMorgan Chase - U.S.	2011-2013	Field examination
JPMorgan Chase - New York State	2008-2011	Field examination
JPMorgan Chase - Califomia	2011-2012	Field examination

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2015, the Company had net capital, as defined under Rule 15c3-1, of $21,317,186 which was $21,067,186 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

Management has evaluated the impact of subsequent events through February 26, 2016, which is the date the financial statements were issued, and has determined that no additional items require disclosure.